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                                                                  Exhibit (e)(3)

                                                                 [CELANESE LOGO]

Celanese AG - 61476 Kronberg im    Claudio Sonder  Celanese AG
Taunus - Germany                   Chairman        Frankfurter Strasse 111
STRICTLY CONFIDENTIAL                              61476 Kronberg im Taunus
Stephen A. Schwarzman                              Germany
President and CEO
The Blackstone Group L.P.                          Phone: +49(0)69/30s-78 00
345 Park Avenue                                    Telefax: +49(0)69/305-1 68 90
                                                   Email: C.Sonder@celanese.com

New York, NY 10154

Kronberg, 14 December 2003

Dear Stephen:

                  We would like to thank you for your letter dated December 6, 2003 where you expressed your interest in the acquisition of Celanese AG (the "Company") by means of launching a public tender offer. We hereby confirm that the proposal (the "Proposal") contained in your December 13, 2003 letter, including the attached Exhibits amongst which is the term sheet for the Tender Offer, fully reflect our discussions concerning your contemplated tender offer to the Company's shareholders (the "Tender Offer").

                  Furthermore, we confirm that the Company's management board will publicly support the Tender Offer if the tender offer document as published meets the terms and conditions expressed in the Proposal and will not withdraw such support unless an unsolicited superior competing tender offer by a third party for all of the shares of the Company has been launched and cleared by the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) which we determine is more favorable to the Company than the Tender Offer. We will make our initial announcement of support via a press release to be published immediately following the press release to be issued by Blackstone announcing your intention to launch the Tender Offer.

Chairman of Supervisory Board: Gunter Metz
Board of Management: Claudio Sonder, Chairman: David N. Weidman
(Vice-Chairman),Lyndon Cole, Andress Pohlmann, Perry W. Premdas
Registered place of business: Kronberg im Taunus - Commercial register; Konigstein im Taunus, HRB 5277
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                                                                 [CELANESE LOGO]

Date: 14 December 2003
Page: 2

                  We will not solicit or encourage any proposal or offer relating to an acquisition of all or a substantial portion of the stock or assets of the Company by any party other than you or your affiliates. We will notify you promptly if we become aware of any such proposal or offer.

                  We agree to make all SEC or other filings necessary to implement and facilitate the Tender Offer and agree to facilitate the Tender Offer and agree to facilitate and cooperate with you regarding the preparation and submission of all offer documents, the completion of the financing for the proposed transaction and in securing all required governmental, regulatory or other approvals. We agree not to tender into the Tender Offer any shares of the Company held by the Company or any of its subsidiaries.

Sincerely,

Celanese AG

/s/ Claudio Sonder                       /s/ Andreas Pohlmann
----------------------------             ---------------------------
Claudio Sonder                           Andreas Pohlmann
Chairman of the Board of Management      Chief Administrative Officer